Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Blog The Pulse

Headline: An exciting future

Body:

Dear team,

Many of you have been coming back from vacation, especially those of you who live in the northern hemisphere, where it is still summer. I hope you had a great time with your families and friends over the holidays - so needed to recharge our batteries and kick off the final part of the year full of energy and enthusiasm. I had a wonderful vacation with my wife, Esma, and our twins. We went to southern Turkey, as we usually do, to spend a few days.

This time has given me the opportunity to reflect on what a pivotal moment this is for BBVA and I wanted to share it with you. I think the bank is in the best shape ever and delivering its best results in history. This is something remarkable.

First, we are exceeding all of our long-term goals. You probably remember that we set these goals for the 2021-2024 period. If nothing out of the ordinary occurs, we will far surpass these targets. For example, in the first six months of the year, we added a record-breaking 5.6 million customers and channeled €46 billion in sustainable business, ahead of the estimated pace to reach €300 billion between 2018 and 2025. We are the bank in the best position in the European financial industry in terms of profitability and efficiency, with an ROTE that reached 20 percent in June, and an efficiency ratio to date of 39.3 percent, the best to date.

Second, we are delivering historic earnings. If we look at the accumulated profit for the first half of the year, we earned nearly €5 billion (+29 percent yoy). In addition, we managed to increase lending by 10.7 percent yoy, with a significant contribution from corporate loans. These results make it possible to increase distributions and create more value for shareholders. Just look at annual growth of tangible book value plus dividends per share: 20 percent! Yet again, far surpassing our competitors.

All of this is possible thanks to a successful, pioneering strategy, the bank’s solid fundamentals and excellent work by the team we form all together. We have to take advantage of this momentum and a great competitive advantage. There are no banks in Europe with the same growth-profitability binomial as BBVA.

And we will not settle. We think big. We want to continue growing in the markets where we operate, in a profitable way. We now have an enormous opportunity for growth in Spain: the integration with Banco Sabadell, which will allow us to become the second largest financial institution in the country, with a focus on growth in the SME segment in particular.

In this process, we received excellent news last Thursday. We now have the green light from the European Central Bank for the operation. A very significant milestone that underscores the robustness and solvency of this project. Everything is moving ahead according to plan and the next steps needed are the approval of the Spanish competition authority (CNMC), the authorization of the Spanish financial markets regulator (CNMV), and the uptake of the offer by Banco Sabadell shareholders representing the majority of its share capital (more than 50.01 percent).

Looking ahead to the final sprint of 2024, I encourage you to continue working with the same dedication. I would like to take this opportunity to tell you that we will hold a new edition of Values Day on October 3rd. A very important day in which we will pay special attention to our value ‘The customer comes first’. We put our customers’ needs ahead of everything else and continue creating opportunities for people, families, businesses and society. Together we are building a stronger BBVA and are prepared to move toward a very exciting future.

Thank you all very much.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.